Exhibit 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$116.2	$865.0	$159.3	$468.1	$443.7	$409.2
Interest expense	134.5	595.9	131.9	94.8	95.8	81.0
Interest component of rent	3.2	14.2	3.1	2.6	2.9	3.2

Total earnings for ratio	253.9	$1,475.1	$294.3	$565.5	$542.4	$493.4

Fixed Charges:
Interest expense	$134.5	$595.9	$131.9	$94.8	$95.8	$81.0
Capitalized interest	0.9	7.8	2.6	3.0	2.7	2.0
Interest component of rent	3.2	14.2	3.1	2.6	2.9	3.2

Total interest for ratio	138.6	$617.9	$137.6	$100.4	$101.4	$86.2

Earnings to fixed charges	1.83	2.39	2.14	5.63	5.35	5.72